Total Number of Pages 56

[redacted]

09012019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-7275

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

ConAgra Foods Retirement Income Savings Plan for Salaried Employees
ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102

REQUIRED INFORMATION

The financial statements of the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees are prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and are included herein as listed in the table of contents below.

Contents

Reports of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2008 and 2007 3

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2008 and 2007 5

Notes to Financial Statements 7

Supplemental Schedule

Schedules H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2008 16

Exhibit

Exhibit I – Consent of Independent Registered Public Accounting Firm 19

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

McGladrey & Pullen

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ConAgra Foods, Inc.
Employee Benefits Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Omaha, Nebraska
June 26, 2009

McGladrey & Pullen

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

ConAgra Foods, Inc.
Employee Benefits Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Omaha, Nebraska
June 26, 2009

ConAgra Foods Retirement Income Savings Plan
Salaried Employees
Hourly Rate Production Employees

Statement of Net Assets Available for Benefits
December 31, 2008

Assets	CRISP Salary	CRISP Hourly
Plan Interest in Master Trust	$ 708,912,547	$ 167,200,056
Participant loans	9,189,799	10,254,956
Net Assets Available for Benefits, at Fair Value	718,102,346	177,455,012
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,292,243)	(738,911)
Net Assets Available for Benefits	$ 715,810,103	$ 176,716,101

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plan
Salaried Employees
Hourly Rate Production Employees

Statement of Net Assets Available for Benefits
December 31, 2007

Assets	CRISP Salary	CRISP Hourly
Plan Interest in Master Trust	$ 1,029,086,667	$ 223,538,138
Participant loans	10,011,552	10,489,072
Net Assets Available for Benefits, at Fair Value	1,039,098,219	234,027,210
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,300,629)	(438,068)
Net Assets Available for Benefits	$ 1,037,797,590	$ 233,589,142

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plan
Salaried Employees
Hourly Rate Production Employees

Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

	CRISP Salary	CRISP Hourly
Additions to Net Assets Attributed to:		
Investment Income from Master Trust:		
Interest and Dividends	$ 33,528,727	$ 7,458,980
Net Depreciation in Fair Value of Investments	(287,330,260)	(54,248,843)
Interest on Participant Loans	742,786	771,352
	(253,058,747)	(46,018,511)
Contributions:		
Employee	46,788,827	15,239,634
Employer	16,457,736	5,383,151
	63,246,563	20,622,785
Total Additions/(Reductions)	(189,812,184)	(25,395,726)
Deductions from Net Assets Attributed to:		
Distributions to Plans' Participants	91,174,585	23,430,716
Trustee and Other Fees	1,638,567	318,665
Total Deductions	92,813,152	23,749,381
Decrease in Net Assets	(282,625,336)	(49,145,107)
Net Master Trust Transfer	716,308	(716,308)
Plan Mergers (Note 1)	(40,078,459)	(7,011,626)
Net Assets Available for Benefits,		
Beginning of Year	1,037,797,590	233,589,142
End of Year	$ 715,810,103	$ 176,716,101

See accompanying notes to the financial statements.

ConAgra Foods Retirement Income Savings Plan
Salaried Employees
Hourly Rate Production Employees

Statements of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

	CRISP Salary	CRISP Hourly
Additions to Net Assets Attributed to:		
Investment Income from Master Trust:		
Interest and Dividends	$ 56,557,177	$ 11,046,268
Net Depreciation in Fair Value of Investments	(22,390,778)	(4,431,120)
Interest on Participant Loans	744,233	724,035
	34,910,632	7,339,183
Contributions:		
Employee	46,659,363	15,409,840
Employer	15,651,522	5,241,796
	62,310,885	20,651,636
Total Additions	97,221,517	27,990,819
Deductions from Net Assets Attributed to:		
Distributions to Plans' Participants	142,832,679	23,276,799
Trustee and Other Fees	2,344,145	460,230
Total Deductions	145,176,824	23,737,029
(Decrease)/Increase in Net Assets	(47,955,307)	4,253,790
Net Master Trust Transfers	3,585,448	(3,585,448)
Plan Mergers In (Note 1)	1,000,531	2,915,689
Net Assets Available for Benefits,		
Beginning of Year	1,081,166,918	230,005,111
End of Year	$ 1,037,797,590	$ 233,589,142

See accompanying notes to the financial statements.

1. DESCRIPTION OF THE PLAN

General

The ConAgra Foods Retirement Income Savings Plans (CRISP) (the "Plans") are defined contribution savings plans sponsored by ConAgra Foods, Inc. (the "Company"). The Plans were established to provide certain employees with a formal plan under which their savings are supplemented by Company contributions. There are two separate plans; one for salaried employees (ConAgra Foods Retirement Income Savings Plan for Salaried Employees or "CRISP Salary") and one for hourly employees (ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees or "CRISP Hourly"). The Plans have different eligibility requirements, contribution limitations and provisions. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The ConAgra Foods Employee Benefits Administrative Committee (the "Committee") manages the operation and administration of the Plans as the Plan Administrator, as defined in Section 3(16) of ERISA. The following brief description of the Plans is provided for informational purposes only and describes the Plans as amended. Participants should refer to the CRISP Salary and CRISP Hourly plan documents for more complete information.

Effective August 1, 2008, the Plans' net assets associated with the participants of the ConAgra Foods Trade Group business, which was sold by the Company in 2008, were transferred out of the Plans. Net assets in the amount of $42,439,643 were transferred out of the CRISP Salary Plan and net assets totaling $7,579,432 were transferred out of the CRISP Hourly Plan.

Effective August 25, 2008, the net assets of the Watts Brothers 401(k) Plan were merged into the CRISP Salary and CRISP Hourly Plans. Net assets in the amount of $2,361,184 were transferred into the CRISP Salary Plan and net assets totaling $567,806 were transferred into the CRISP Hourly Plan.

Effective December 3, 2007, the net assets of the Lincoln Snacks Company Retirement 401(k) Plan were merged into the CRISP Salary and CRISP Hourly Plans.. Net assets in the amount of $1,000,531 were transferred into the CRISP Salary Plan and net assets totaling $2,915,689 were transferred into the CRISP Hourly Plan.

Participants may direct their investment into one or more of the twenty-two (22) investment options within the Master Trust. The investment options are as follows:

- *Small-Cap Index Fund (Vanguard Small-Cap Index Fund)*
- *International Equity Growth Fund (Vanguard International Growth Fund)*
- *Large Cap Growth Stock Fund (T. Rowe Price Large-Cap Growth Stock Fund)*
- *Mid-Cap Index Fund (Vanguard Mid-Cap Index Fund)*
- *One of eleven Target Date Retirement Funds (Alliance Bernstein 2000-2050 Target Date Funds)*
- *Inflation Protection Securities Fund (Vanguard Inflation Protected Securities' Fund)*
- *International Value Fund (Vanguard Value Fund)*
- *Large Cap Value Fund (American Century Large Cap Value)*
- *Equity Index Fund (Vanguard Institutional Index Fund)*

- *Investment Allocation Fund (Fidelity Asset Manager)*
- *Longer-Term Fixed Income Fund (Vanguard Total Bond Market Index Fund Institutional)*
- *Shorter-Term Fixed Income Fund (Fidelity Interest Income Fund)*

In addition, the Master Trust holds participant investments in the ConAgra Foods Stock Fund B. The ConAgra Foods Stock Fund B includes all of the shares of Company common stock that were in the ConAgra Foods Stock Fund on December 31, 2001. On October 1, 2004, the Company received approval from the IRS to do a quarterly sweep of funds in the ConAgra Stock Fund A to the ConAgra Foods Stock Fund B. This quarterly sweep of assets began on January 24, 2005. ConAgra Foods Stock Fund B represents the Employee Stock Ownership Plan portion of the ConAgra Foods Stock Fund investment. Participants have the option of receiving the dividends associated with the stock held in the ConAgra Foods Stock Fund B in cash or reinvesting the dividends back into the fund. Effective January 1, 2008, participants can no longer direct investments into the ConAgra Foods Stock Fund A. With this change, the Plans now only have one fund for ConAgra Foods stock.

Contributions and Vesting

Qualifying salaried and hourly employees of participating ConAgra Foods, Inc. companies are eligible to participate in the Plans upon employment, or once they have met the eligibility requirements for the supplement, under the Plan, in which they participate. Participation is voluntary, except for certain CRISP Hourly participants, and contributions are made through payroll deductions. Contributions of 1% to 25% of cash compensation may be made on a pre-tax basis for both plans and of 1% to 10% and 1% to 22% on an after-tax basis for CRISP Salary and CRISP Hourly, respectively. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions as set forth in the Internal Revenue Code. Total contributions by a participant for any year may not exceed 35% of cash compensation for CRISP Salary and CRISP Hourly, respectively, and are subject to the maximum contribution limitations under ERISA and the Internal Revenue Code. Certain supplements within CRISP have various contribution limits that may differ from those listed above. Due to limitations of the Internal Revenue Code and ERISA, contributions by "highly compensated" participants are restricted. Employee contributions and earnings thereon vest immediately.

The Company makes matching contributions to the Plans based on the applicable Plan supplement in which they participate. The various matching contributions range from 20% to 66 2/3% and from 10% to 66 2/3% of the employee's deferral up to 4% to 6% of the employee's annual cash compensation depending upon which Plan the employee participates in. A Roth 401(k) feature was added to the Plans effective January 1, 2008 for all non-union employees.

Company contributions and earnings thereon, except for those amounts relating to certain CRISP Hourly participants, vest 20% per year of continuous service, with full vesting occurring after five years. Full vesting also occurs if the participant becomes totally and permanently disabled, dies, or reaches the normal retirement age of 65.

Participant Accounts

Individual accounts are maintained for each Plans' participant. Each participant's account is credited with the participant's contribution, allocations of the Company's applicable matching contribution, the Company's discretionary contributions, if any, and the Plan earnings. The participant's account is also charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

At December 31, 2008, the CRISP Hourly forfeited non-vested accounts totaled $73,868 and the CRISP Salary forfeited non-vested accounts totaled $426,717. At December 31, 2007 the CRISP Hourly forfeited non-vested accounts totaled $67,190 and the CRISP Salary forfeited non-vested accounts totaled $480,083. These accounts are used to reduce future Company contributions. In 2008 and 2007, Company contributions to the CRISP Salary Plan were reduced by $990,545 and $1,435,313, respectively. Additionally, in 2008 and 2007, Company contributions to the CRISP Hourly Plan were reduced by $124,700 and $145,496, respectively.

CRISP Hourly Participants

Participation in the CRISP Hourly Plan is governed by either the collective bargaining agreements of the participating locations or the general plan provisions for any non-union employees. Certain provisions of these agreements require mandatory participation in the CRISP Hourly Plan after an employee meets minimum continuous service requirements, which generally equal one year. The amounts contributed by the employees are subject to the terms of the various collective bargaining agreements, and the contribution limitations set forth under ERISA and the Internal Revenue Code. Company contributions and vesting are also set forth in the various collective bargaining agreements.

Participant Loans and Withdrawals

Based on various applicable Plan supplements, a CRISP Salary and non-union CRISP Hourly participants may borrow up to 50% of his/her vested account balance up to $50,000. The loans are repaid through payroll deductions within five years, unless the loan proceeds are used to purchase a primary residence, in which case the loan may be repaid within ten years. The loans carry a market rate of interest as determined by the Plans' administrator, currently ranging from 5% to 12%. The minimum amount that may be borrowed is $1,000. The Plans allow for hardship withdrawals of pre-tax or after-tax account balances and for general withdrawals of after-tax amounts. Balances may also be withdrawn after the participant reaches the age of fifty-nine and a half or upon the termination of employment, death, long-term disability, or retirement of the employee. Restrictions and available forms of the payouts are detailed in the respective Plan documents.

Plan Termination

The term of the Plans are indefinite, but may be amended, modified or terminated at any time by the Company. Regardless of such actions, the principal and income of the Plans remain for the exclusive benefit of the Plans' participants and beneficiaries. In the event the Plans are terminated, each participant's Company contribution becomes fully vested. The Company may direct State Street Bank and Trust Company (the "Trustee") either to distribute the Plans' assets to the participants, or to continue the trust and distribute benefits as though the Plans had not been terminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements include the ConAgra Foods Retirement Income Savings Plan for Salaried Employees and the ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plans invest in investment contracts through a master trust. As required by the FSP, the statement of net assets available for benefits presents the underlying fair value of the investment contracts as well as the adjustment from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

The Plans' investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Net appreciation or depreciation in the fair value of investments, including realized gains (losses) on sales of investments, is based upon the fair value as determined by quoted market prices of the security at the beginning of the year or on an average cost basis relating to securities acquired during the year.

Interest and dividend income are recorded on the accrual basis. Security transactions are recorded as of the trade date.

Fees and Expenses

Fees, brokerage commissions and expenses that are incurred directly in the interest of the Plans are charged to the Plans.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. INTEREST IN MASTER TRUST

The Plans' investment assets are held in a trust account at the Trustee and consist of an interest in an investment account of the ConAgra Foods Retirement Income Savings Trust (the "Master Trust"), which is a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets of the CRISP Salary and CRISP Hourly Plans for investment and administrative purposes. Although assets of the Plans are commingled in the Master Trust, the Plans' recordkeeper maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating Plans.

The net investment income of the investment assets is allocated by the Plans' recordkeeper to each participating Plan based on the relationship of an individual Plan interest to the total of the interests of the participating Plans.

The investments in the Master Trust at December 31, 2008 and at December 31, 2007 are summarized as follows:

	2008	2007
Assets:		
Investment at Fair Value		
Common stock	$ 125,617,569	$ 219,526,222
Mutual funds	497,479,121	825,044,115
Guaranteed investment contracts	210,844,292	201,092,810
Common investment trusts	23,176,608	-
Invested cash	18,052,073	6,476,931
Total Investments, at fair value	875,169,663	1,252,140,078
Adjustments from fair value to contract value for fully benefit-responsive insurance contracts	(3,031,154)	(1,738,697)
Interest and Dividends Receivable	1,247,618	861,759
Total assets	873,386,127	1,251,263,140
Liabilities:		
Other Liabilities	304,678	377,032
Total Liabilities	304,678	377,032
Net Assets Available in the Master Trust	$ 873,081,449	$ 1,250,886,108

The net investment income (loss) of the Master Trust for the years ending December 31, 2008 and December 31, 2007 is summarized as follows:

	2008	2007
Dividend and interest income	$ 40,987,707	$ 67,603,445
Net depreciation of investments:		
Common stock	(58,456,891)	(31,061,484)
Mutual funds and common investment trusts	(283,122,212)	4,239,586
Net depreciation of investments	(341,579,103)	(26,821,898)
Net investment income	$ (300,591,396)	$ 40,781,547

The Plans' interest in the Master Trust, as a percentage of net assets available in the Master Trust, was approximately 81% for CRISP Salary and 19% for CRISP Hourly at December 31, 2008 and was approximately 82% for CRISP Salary and 18% for CRISP Hourly at December 31,2007. While the Plans participate in the Master Trust, each participant's account is allocated earnings (or losses) consistent with the performance of the funds in which the participant has elected to invest in. Therefore, the Master Trust investment income/(loss) may not be allocated evenly among the Plans participating in the Master Trust.

4. FAIR VALUE MEASUREMENTS

FASB Statement No. 157, Fair Value Measurements, establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at quoted market prices, which represents the net asset values of securities held in such funds.

Common investment trusts: Valued at the net asset value as determined using the estimated fair value of the investments in the respective trusts at year-end.

Guaranteed investment contracts: Valued at the fair value of the underlying investments.

Invested cash: Valued at cost, which approximates fair value.

Participant loans: Valued at amortized cost, which approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plans believe its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plans' assets at fair value as of December 31, 2008 and 2007:

	Assets at Fair Value as of December 31, 2008			
	Level 1	**Level 2**	**Level 3**	**Total**
Investments in the Master Trust				
Common stock	$ 125,617,569	$ -	$ -	$ 125,617,569
Mutual funds	497,479,121	-	-	497,479,121
Guaranteed investment contracts	-	210,844,292	-	210,844,292
Common investment trusts	-	23,176,608	-	23,176,608
Invested cash	18,052,073	-	-	18,052,073
Participant loans	-	-	19,444,755	19,444,755
Total assets at fair value	$ 641,148,763	$ 234,020,900	$ 19,444,755	$ 894,614,418

The following table sets forth a summary of changes in the fair value of the Plans' level 3 assets for the year ended December 31, 2008:

	Level 3 Assets Year Ended December 31, 2008 Participant Loans	
Balance, beginning of year	$	20,500,624
Realized gains/(losses)		-
Unrealized gains/(losses) relating to instruments still held at reporting date		-
Purchases, sales, issuances, and settlements (net)		(1,055,869)
Balance, end of year	$	19,444,755

5. SYNTHETIC GUARANTEED INVESTMENT CONTRACTS

The Master Trust holds investments in Synthetic Guaranteed Investment Contracts (Synthetic GICs). These investments are presented at fair value. Synthetic GICs consist of an asset or collection of assets that are owned by the fund, and a benefit responsive, book value wrapper contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value benefit responsive payments will be made for participant withdrawals. The crediting interest rate of the contract is set at the start of the contract and is reset quarterly.

Certain events limit the ability of the Plans to transact at contract value with the issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial termination or merger with another plan); (ii) changes to the Plans' prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plans' sponsor or other Plans' sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plans or (iv) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event, which would limit the Plans' ability to transact at contract value with participants, is probable.

The Synthetic GICs do not permit the insurance companies to terminate prior to the scheduled maturity.

The average yield of the Synthetic GICs based on actual earnings was approximately 4.46% and 4.78% at December 31, 2008 and 2007, respectively. The average yield of the Synthetic GICs based on the interest rate credited to participants was approximately 3.90% and 4.58% at December 31, 2008 and 2007, respectively.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and has informed the Company by letters to the Plans dated January 9, 2006, that the respective Plans were designed in accordance with the applicable regulations of the Internal Revenue Code. The Company and the plan administrator believe that the Plans are currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plans and related trusts continue to be tax-exempt.

A participant's basic and supplemental contributions are made on a pre-tax basis, i.e., excluded from gross income for tax purposes, but such contributions are subject to social security taxes. These contributions will be taxed to the participant upon receipt. Amounts contributed by the Company are currently deductible by the Company. The tax consequences of distributions to participants will vary depending on the circumstances at the time of distribution.

7. RELATED PARTY TRANSACTIONS

The Master Trust investments include 7,613,186 and 9,227,668 shares ConAgra Foods, Inc. Common Stock with a fair value of $125,617,569 and $219,526,222 at December 31, 2008 and December 31, 2007, respectively. The Company is the sponsor of the Plans and the Master Trust and, therefore, these transactions qualify as related party transactions.

The Plans' invested cash in the Shorter-Term Fixed Income and ConAgra Stock Funds are managed by State Street. State Street is the Trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest transactions.

8. RISK AND UNCERTAINTIES

The Plans invest in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefit.

ConAgra Foods Retirement Income Savings Plan
Salaried Employees
Hourly Rate Production Employees

Form 5500, Schedules H, Line 4i
Schedule of Assets (Held at End of Year)
December 31, 2008

Assets	CRISP Salary	CRISP Hourly
Plan Interest in Master Trust	$ 708,912,547	$ 167,200,056
Participant loans, with interest rates ranging from 5% to 12% with various maturity dates	9,189,799	10,254,956
Total Assets	$ 718,102,346	$ 177,455,012

See accompanying reports of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR SALARIED EMPLOYEES

Date 6/26/09 By [signature]
ConAgra Foods Employee Benefits Administrative Committee

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN FOR HOURLY RATE PRODUCTION EMPLOYEES

Date 6/26/09 By [signature]
ConAgra Foods Employee Benefits Administrative Committee

EXHIBIT INDEX

Exhibit Number	Description
I.	Consent of Independent Registered Public Accounting Firm

Exhibit I

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
ConAgra Foods, Inc.:

We consent to the incorporation by reference in registration statements (Nos. 2-96891, 2-81244, 3315815, 33-28079, 33-17573, 33-48295, 33-50113) on Form S-8 of ConAgra Foods, Inc. of our reports dated June 26, 2009, relating to the statements of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Salaried Employees as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), and the statements of net assets available for benefits of ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended and the related supplemental schedule, Schedule H, Line 4i—Schedule of Assets (Held at End of Year), which reports appear in the December 31, 2008, annual report on Form 11-K of ConAgra Foods Retirement Income Savings Plan for Salaried Employees and ConAgra Foods Retirement Income Savings Plan for Hourly Rate Production Employees.

McGladrey & Pullen, LLP

Omaha, Nebraska
June 26, 2009

FIFTEENTH AMENDMENT TO
CONAGRA FOODS, INC. RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2005)

WHEREAS, ConAgra Foods, Inc. (the "Sponsor") maintains the ConAgra Foods, Inc. Retirement Income Savings Plan; (the "Plan");

WHEREAS, the Sponsor has the authority to amend the Plan from time to time in its discretion by execution of the amendment by a Committee member; and

WHEREAS, Sponsor now desires to amend the Plan in the manner set forth below.

NOW, THEREFORE, the Plan is amended as follows:

(A) Section 1.10 is amended in its entirety as follows:

Section 1.10 – "Committee" means the ConAgra Foods Employee Benefits Administrative Committee.

(B) Section 7.01 is amended in its entirety as follows:

Section 7.01 - Allocation of Responsibility The Trustee, the ConAgra Foods Employee Benefits Investment Committee, and the Committee shall be named fiduciaries. The ConAgra Foods Employee Benefits Investment Committee shall be responsible for all fiduciary functions related to the investment of the Plan's assets. The ConAgra Foods Employee Benefits Investment Committee shall be the Corporate Treasurer, Controller and Senior Risk Officer of the Sponsoring Employer. The Committee shall be responsible for the administration of the Plan as set forth in Section 7.02.

Each person employed by the Plan and each investment manager shall be entitled to receive reasonable compensation for services rendered and to payment from the trust fund. No person receiving full-time pay from any employer or association of employers whose employees are Participants shall receive compensation from the Plan except for reimbursement of proper expenses.

(C) Section 7.04 is amended in its entirety to read as follows:

Section 7.04 - Plan Administrator The general administration of the Plan and the responsibility for carrying out its provisions shall be placed in the Plan Administrator. The Plan Administrator shall be the Committee. The Committee's members shall be appointed by the Senior Human Resources Corporate Officer of the Sponsoring Employer and shall serve at such officer's discretion. An appointed member of the Committee may resign by notice, in writing, delivered to the Senior Human Resources Corporate Officer of the Sponsoring Employer, such resignation to become effective no earlier than the date of the written notice.

A member of the Committee may be removed by the Senior Human Resources Corporate Officer of the Sponsoring Employer by delivery of written notice of removal effective as of the date specified thereon or upon delivery to the member of the Committee if no date is specified.

Upon resignation or removal of a member of the Committee, the Senior Human Resources Corporate Officer of the Sponsoring Employer may appoint a successor, in writing.

(D) Section 9.01 is amended in its entirety as follows:

Section 9.01 - Amendment The Sponsoring Employer reserves the right, at any time, to amend, in whole or in part, any or all of the provisions of the Plan, including specifically the right to make any such amendment effective retroactively, if necessary, to bring the Plan into conformity with any governmental regulations which must be complied with so that the Plan and Trust Fund shall qualify under Sections 401(a), 401(k) and 401(m) of the Code and Section 4975(e)(7) of the Code, as applicable. The procedure for the Sponsoring Employer to amend the Plan is approval of the amendment by the Senior Human Resources Corporate Officer. No amendment shall make it possible for the Trust assets to be used for or diverted to purposes other than the exclusive benefit of Participants and their Beneficiaries or defraying reasonable administrative expenses.

Any amendment which modifies the vesting provisions of the Plan shall either (i) provide for a rate of vesting which is more rapid than the vesting schedule previously in effect, or (ii) provide that a Participant who has been credited with at least 3 years of Service may elect, in writing, to remain under the vesting schedule in effect prior to the amendment. Such election must be made in writing within 60 days after the latest of (a) adoption of the amendment, (b) the effective date of the amendment, or (c) issuance by the Sponsoring Employer or Plan Administrator of written notice of the amendment. No amendment shall reduce an accrued benefit of a Participant or eliminate or reduce an early retirement benefit or a retirement-type subsidy or eliminate an optional form of benefit within the meaning of Section 411(d)(6) of the Code.

IN WITNESS WHEREOF, this Amendment has been adopted as of May 20th, 2008.

CONAGRA FOODS, INC.

By: [signature]
Pete Perez, EVP, Human Resources

STLD01-1417205-2

**SUMMARY OF THE CHANGES
CONTAINED IN FIFTEENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2005)**

(A) Section 1.10 is amended to provide that references in the Plan to the "Committee" refer to ConAgra Foods Employee Benefits Administrative Committee.

(B) Section 7.01 is amended to reflect the fiduciary structure changes implemented by the HR Committee of the Board of Directors.

(C) Section 7.04 is amended to reflect the fiduciary structure changes implemented by the HR Committee of the Board of Directors.

(D) Section 9.01 is amended to allow the Senior HR Corporate Officer to execute amendments to the Plan.

SIXTEENTH AMENDMENT TO
CONAGRA FOODS, INC. RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2005)

WHEREAS, ConAgra Foods, Inc. (the "Sponsor") maintains the ConAgra Foods, Inc. Retirement Income Savings Plan ; (the "Plan");

WHEREAS, the Sponsor has the authority to amend the Plan from time to time in its discretion by execution of the amendment by the Senior Human Resources Corporation Officer; and

WHEREAS, the Sponsor is entering into a transaction relating to Gavilon, LLC that will close on the "Closing Date" pursuant to the Contribution and Equity Interest Purchase Agreement by and among ConAgra Foods, Inc., ConAgra Foods Food Ingredients Company, Inc., Freebird I, LLC, Freebird II, LLC, Gavilon Holdings, LLC (f/k/a Freebird Holdings, LLC) and Gavilon Intermediate Holdings, LLC (f/k/a Freebird Intermediate Holdings, LLC) (Freebird and Gavilon entities shall be hereinafter "Gavilon") dated March 27, 2008, as amended (the "Freebird Agreement"); and

WHEREAS, initial capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Freebird Agreement or the Plan, as applicable; and

WHEREAS, Sponsor now desires to amend the Plan in the manner set forth below.

NOW, THEREFORE, the Plan is amended by adding the following Supplement FS thereto:

SUPPLEMENT FS

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN

Effective as of the Closing Date, the terms of the Plan as applied to the Freebird Transferred Employees shall be revised as follows:

Plan Section

1.08A **<u>Closing Date</u>** means the "Closing Date" as defined by the Contribution and Equity Interest Purchase Agreement by and among ConAgra Foods, Inc., ConAgra Foods Food Ingredients Company, Inc., Freebird I, LLC, Freebird II, LLC, Freebird Holdings, LLC and Freebird Intermediate Holdings LLC dated March 27, 2008.

1.20A **<u>Freebird Transferred Employee</u>** means an individual who: (1) is a Participant in the Plan on the day before the Closing Date, (2) was employed by the Employer on the day before the Closing Date, (3) whose Employer ceases to be an Affiliate as a result of the transaction contemplated by the Contribution and Equity Interest Purchase Agreement by and among ConAgra Foods, Inc., ConAgra Foods Food Ingredients Company, Inc., Freebird I, LLC, Freebird II, LLC, Freebird Holdings, LLC and Freebird Intermediate Holdings, LLC dated March 27, 2008, as of the Closing Date and (4) is an eligible employee under the Gavilon Plan as of the Closing Date.

1.20B **Gavilon Plan** means the Gavilon 401(k) Plan for Salaried and Hourly Employees.

5.02(b) Participants who are Freebird Transferred Employees shall be fully vested in their Accounts under the Plan as of the Closing Date. The full value of such Accounts, and the related obligations, shall be transferred to the Gavilon Plan as of the Closing Date pursuant to Section 11.01. The cessation as of the Closing Date of each Freebird Transferred Employee's Employer being an Affiliate will not result in the Freebird Transferred Employees being entitled to distribution.

5.07 Effective as of the Closing Date, the provisions of Section 5.07 shall be applied to Freebird Transferred Employees as if their Employer had not ceased to be an Affiliate.

6.06 Effective as of the Closing Date, payments of loan principal and interest made by Freebird Transferred Employees shall be credited to such Freebird Transferred Employees' accounts under the Gavilon Plan such payments shall be applied to reduce the outstanding balance when the outstanding loan is transferred along with such Freebird Transferred Employees' account pursuant to Section 11.01.

6.07 Effective as of the Closing Date, the provisions of Section 6.07 shall be applied to Freebird Transferred Employees as if their Employer had not ceased to be an Affiliate.

11.01 As of the Closing Date, the interest of each Freebird Transferred Employee (including outstanding loans receivable credited to each Freebird Transferred Employee whose account is transferred pursuant to this paragraph) shall be transferred pursuant to Code Section 414(l) to the corresponding accounts in the Gavilon Plan.

IN WITNESS WHEREOF, this Amendment has been adopted as of June 18TH, 2008.

CONAGRA FOODS, INC.

By:____________________________________

Pete Perez

EVP, Human Resources

SUMMARY OF THE CHANGES
CONTAINED IN SIXTEENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2005)

Supplement FS is added to the Plan to reflect the appropriate plan provisions with regard to the Freebird Transferred Employees.

SEVENTEETH AMENDMENT TO
CONAGRA FOODS, INC. RETIREMENT INCOME SAVINGS PLAN
(Amended and Restated Effective January 1, 2002)

WHEREAS, ConAgra Foods, Inc. (the "Sponsor") maintains the ConAgra Foods, Inc. Retirement Income Savings Plan; (the "Plan");

WHEREAS, the Sponsor has the authority to amend the Plan from time to time in its discretion by execution of the amendment by the Senior Human Resources Corporate Officer; and

WHEREAS, initial capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Plan, as applicable; and

WHEREAS, Sponsor now desires to amend the Plan effective January 1, 2008 except as otherwise provided, in the manner set forth below.

NOW, THEREFORE, the Plan is amended as follows:

1. Effective December 31, 2008, the portion of the Watts Bros. 401(k) Plan (the "Watts Plan") attributable to any salaried employees and former salaried employees in the Watts Plan shall be merged into this Plan, with this Plan being the surviving plan, provided that the merger be accomplished in a manner so that each such participant, would, if this Plan then terminated, receive a benefit immediately after the merger which is equal to or greater than the benefit the participant would have been entitled to receive immediately before the merger, if the Watts Plan had then terminated.

2. Section 1.35 of the Plan is amended to read as follows, effective for limitation years beginning on or after July 1, 2007:

Section 1.35 **"Section 415 Compensation"** A Participant's Section 415 compensation includes all items of remuneration described in Treasury Regulation Section 1.415(c)-2(b), but excludes the items of remuneration described in Treasury Regulation Section 1.415(c)-2(c). Section 415 compensation shall also include cash compensation not currently includible in the Participant's gross income by reason of the application of Code Sections 125, 129, 401(k) and 132(f)(4). No amount in excess of the applicable dollar limit under Section 401(a)(17) of any Accounting Year shall be treated as Section 415 Compensation for purposes of this Plan. Payments made by the later of (i) 2½ months after severance from employment (as defined in Treasury Regulation Section 1.415(a)-1(f)(5)) with the Employer or (ii) the end of the limitation year that includes such date of severance shall be included in Section 415 Compensation if they are payments that, absent a severance from employment, would have been paid to the Participant while the Participant continued in employment with the Employer and are regular compensation for services during the Participant's regular working hours, compensation for services outside the Participant's regular working hours (such as overtime or shift differentials), commissions, bonuses, or other similar compensation, and payments for accrued bona fide sick, vacation or other leave, but only if the Participant would have been able to use the leave if employment had continued. Any payments not described above are not considered Section 415 Compensation if paid after severance from employment, even if they are paid within 2½ months following severance from employment or by the end of the applicable limitation year, except for payments to an individual who does not currently perform services for the Employer by reason of qualified military service (within the meaning of Section 414(u) of the Code) to the extent these payments do not exceed the amounts the individual would have received if the individual had continued to perform services for the Employer rather than entering qualified military service.

3. Section 3.02 is amended to read as follows effective January 1, 2009:

Section 3.02 – Employer Contributions The Employer shall make Matching Contributions equal to 50% of each eligible Participant' Pre-Tax Contributions and/or After-Tax Contributions up to 6% of his Compensation per pay period, or as described in the applicable Supplement. Matching Contributions for an Accounting Year shall be paid to the Trustee on or before the due date (with extensions granted) of the Employers' federal income tax return for the taxable year for which such contributions are made. Matching Contributions shall be made in cash and contributed to the Participant's Matching Contribution Account.

4. Section 5.02 is amended by adding the following at the end thereof:

Notwithstanding any other provision hereof or any Supplement hereto, Participants who terminated employment with the Employer on or after September 15, 2008 as a result of the sale of the Placentia California, plant shall be fully vested in their Accounts under this Plan, regardless of their years of Service, effective September 15, 2008.

5. Section 5.04(vi) of the Plan is amended to read as follows:

(vi) A joint and survivor annuity providing monthly payments for the life of the Participant with monthly payments of (x) the same amount, (y) 50% of the amount, or (z) 75% of the amount to the Participant's Spouse or other Beneficiary for their life.

6. The language set forth in Section 5.04 as amended by the Sixth Amendment to the Plan dated October 1, 2004 is hereby amended to read as follows:

An election by a married Participant who is included in a unit of collective bargaining to have benefits paid in a form other than described in subparagraph (vi) above, with his Spouse as Beneficiary, shall be effective only with the written consent of the Participant's Spouse to the specific form of payment elected and, if applicable, to a nonspouse Beneficiary. Such consent shall be obtained within 90 days prior to the Annuity Start Date; acknowledging the effect of the consent; and be witnessed by a notary public.

An election pursuant to this Section may be revoked in its entirety at any time prior to the Annuity Starting Date. After the revocation, the Participant may make another election in the form and manner described in this Section. In the event no election is made and the Participant is married as of his Annuity Start Date, his benefit shall be paid as a 50% joint and survivor annuity with the Spouse as the Beneficiary. In all other instances where no effective election is made, benefits shall be paid as provided in subparagraph (vi) above.

Notwithstanding the foregoing, consent of the Spouse shall not be required if it is established to the satisfaction of a plan representative that there is no Spouse or that the Spouse cannot be located. If the Spouse is legally incompetent to give consent, the Spouse's legal guardian, even if the guardian is the Participant, may give consent. Also, if the Participant is legally separated or the Participant has been abandoned (within the meaning of local law) and the Participant has a court order to such effect, spousal consent is not required unless a qualified domestic relations order provides otherwise.

7. Section 6.08 of the Plan is amended to read as follows:

Section 6.08 - Loan Application Procedure

Applications for loans must be made to the Plan Administrator in writing. The application must state the loan amount requested, the purpose of the loan, the term over which the loan is to be repaid, and other information as the Plan Administrator may, in its discretion, request. An application by a married Participant must contain the written consent of the Participant's Spouse to the loan and the consent shall be witnessed by a notary public. The loan application will also be accompanied by a signed promissory note and the other documents necessary to complete the processing of the loan. Loans may be granted for the purchase of a primary residence, to pay for college education expenses of a dependent child, to pay for emergency medical expenses of the Participant, Spouse or dependent child or for any other purpose for which financial institutions commonly grant loans and which is approved by the Plan Administrator. In no event will a loan be granted to allow the Participant to purchase common stock or other equity investments. Upon receipt of a completed loan application, the Plan Administrator, or its designee, will approve or deny the loan application based upon the conditions described in this Article and other standards the Plan Administrator may prescribe, applied uniformly and without discrimination among all applicants. The Plan Administrator, or its designee, shall notify the applicant of approval or denial of the loan. A reasonable and uniform fee may be imposed for the processing of a loan application and/or administration of a loan by the Plan.

8. Section 7.01 is amended to read as follows:

7.01 Allocation of Responsibility. The Trustee, the ConAgra Foods Employee Benefits Investment Committee (the "Investment Committee") and the Committee shall be named fiduciaries. The Committee shall be responsible for the administration of the Plan as set forth in Section 702 and the Investment Committee shall be responsible for all fiduciary functions related to the investment of the Plan's assets. The Committee shall consist of those individuals appointed by the Senior Human Resources Corporate Officer of ConAgra Foods, Inc. ("HR Officer"). The HR Officer may appoint and remove members of the Committee by providing advance written notice to the individual. Members of the Committee may resign by providing advance written notice to the HR Officer, and such resignation shall become effective no earlier than the date of the written notice. A member of the Committee may be removed by the HR Officer by delivery of notice of removal effective as of the date specified thereon or upon delivery to the member of the Committee if no date is specified. Upon resignation or removal of a member of the Committee the HR Officer may appoint a successor, in writing. The Investment Committee shall consist of the Corporate Treasurer, the Corporate Controller and the Senior Corporate Risk Officer of ConAgra Foods, Inc.

Each person employed by the Plan and each investment manager shall be entitled to receive reasonable compensation for services rendered and to payment from the trust fund. No person receiving full-time pay from any employer or association of employers whose employees are Participants shall receive compensation from the Plan, except for reimbursement of proper expenses.

9. Section 7.02 is amended to read as follows:

7.02 Powers and Duties of the Committees. The Plan shall be administered by the Committee.

The Committee shall have full and complete authority, responsibility and control over the management, administration and operation of the Plan and Trust fund, including, but not limited to, the sole and absolute discretion to: (i) construe and interpret the Plan; (ii) decide all questions of eligibility to participate in the Plan; (iii) determine the amount, manner and time of payment of any benefits to any Participant, Beneficiary or other person, such constructions, interpretations, decisions, and determinations to be conclusive and binding. Benefits under this Plan will be paid only if the Committee decides in its discretion that the applicant is entitled to them.

Any person claiming a Plan benefit must promptly furnish the Committee or its designated agent any necessary documents, evidence or information. Such person must sign any documents the Committee or its designated agent may reasonably require before any Plan benefits are paid.

The Investment Committee shall manage the investments of the Plan. The Investment Committee's duties, responsibilities and authority shall include the investment structure of the Plan, selecting and monitoring Plan investments, selecting and monitoring any investment managers and developing an investment policy statement.

The Committee and the Investment Committee shall adopt rules governing their procedures, including a charter.

Notwithstanding any other provisions of the Plan, any action, determination or notice required of the Committee or Investment Committee may be done by its designee.

10. Section 3.09 of Supplement 70 is amended to read as follows:

3.09 Rollover Contributions

The provisions of Section 3.09 shall apply; however, no rollover contribution or plan-to-plan transfer of after-tax employee contributions will be accepted.

11. Section 1.13 of Supplement SM is amended by adding the following at the end thereof:

Effective May 1, 2008, those salaried Employees employed at the Employer's Lamb Weston Watts Bros. facilities in Kennewick, Washington, Paterson, Washington, or Boardman, Washington shall be covered under this Supplement SM.

Effective August 2, 2008, those salaried and exception hourly Employees employed at the Employer's Saroni Sugar and Rice facility shall be covered under this Supplement SM.

12. Section 1.36 of Supplement SM is amended by adding the following at the end thereof:

For the period prior to May 1, 2008, the Service of a Participant employed at the Employer's Lamb Weston Watts Bros. facilities in Kennewick, Washington, Paterson, Washington, and Boardman, Washington shall be equal to the number of completed Years of Service under the Prior Plan as of April 30, 2008.

For the period prior to August 2, 2008, the Service of a Participant employed at the Employer's Saroni Sugar and Rice facility shall be equal to the number of completed Years of Service under the Prior Plan as of August 1, 2008.

13. Section 3.02 of Supplement SM is amended to read as follows effective January 1, 2009:

3.02 **Matching Contributions** The Employer shall make a Matching Contribution equal to 66 2/3% of each eligible Participant's Pre-Tax, Roth and/or After-Tax Contributions up to 6% of his Compensation per pay period.

14. Section 5.02 of Supplement SM is amended by adding the following at the end thereof:

Participants who were participants in the Watts Bros. 401(k) Plan, which is merged into this Plan effective December 31, 2008, shall be fully vested in their Accounts, regardless of their years of Service.

15. Section 5.04 of Supplement SM is amended by adding the following at the end thereof:

Participants who were participants in the Watts Bros. 401(k) Plan and who terminated prior to December 31, 2008, shall be entitled to take partial distributions of their vested account balances at any time.

16. Section 1.21A of Supplement SW is deleted.

17. Section 3.01(a)(1) of Supplement SW is deleted and a new Section 3.01(a)(1) is added to read as follows:

Section 3.01(a)(1) **Mandatory Contributions** Effective January 1, 2009, a Participant will not be required to make a Mandatory Contribution to the Plan

18. Section 3.01(a)(2) of Supplement SW is deleted and a new Section 3.01(a)(2) is added to read as follows:

Section 3.01(a)(2) **Pre-Tax Contributions** For each Accounting Year, a Participant who is not a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 25% of his Compensation for the Accounting Year in 1% increments; provided, however, that in no event shall the sum of such Participant's Pre-Tax Contributions and/or After-Tax Contributions exceed 35% of his Compensation for the Accounting Year.

For each Accounting Year, a Participant who is a Highly Compensated Employee may make Pre-Tax Contributions of not less than 1% nor more than 15% of his Compensation for the Accounting Year in 1% increments; provided, however, that in no event shall the sum of such Participant's Pre-Tax Contributions and/or After-Tax Contributions exceed 25% of his Compensation for the Accounting Year.

Such contributions shall be contributed to the Participant's Pre-Tax Contributions Account.

19. Section 3.02 of Supplement SW is amended to read as follows, effective January 1, 2009:

3.02 **Employer Contributions**- The Employer shall make contributions under the terms and conditions described below:

Basic Matching Contribution - The Employer shall make Matching Contributions equal to 50% of each eligible Participant's Pre-Tax Contributions, Roth Contributions and/or After-Tax Contributions for each pay period, and the Matching Percentage shall be applied to Pre-Tax, Roth and After-Tax Contributions that do not exceed 6% of his Compensation for each pay period.

Company Contribution – The Employer shall make a Contribution equal to 2% of a Participant's Compensation, regardless of whether the Participant has made Pre-Tax Contributions, Roth Contributions or After-Tax Contributions to the Plan.

Profit Sharing Contribution – In addition to the Company Contribution the Employer shall make a Contribution equal to 1%, 2%, 3%, 4% or 5%

of a Participant's Compensation, regardless of whether the Participant has made Pre-Tax Contributions, Roth Contributions, or After-Tax Contributions to the Plan. The amount of the Profit Sharing Contribution shall be determined by the Sponsoring Employer depending on the Company's profitability for the preceding fiscal year. A Participant who is employed by an Employer on the last day of the Sponsoring Employer's fiscal Year; a Participant who terminates employment during the Accounting Year after attaining age 55 and having at least 10 years of Service; or a participant who terminates employment during the Accounting Year due to Total and Permanent Disability shall be eligible for the Profit Sharing Contribution described in this Section.

20. Section 3.01(a) of Supplement SX/SY of the Plan is deleted.

21. Section 3.04 of Supplement SX/SY of the Plan is amended in its entirety to read as follows:

3.04 **<u>Limitation on Pre-Tax Contributions</u>** The $7,000 limitation on a Participant's Pre-Tax Contributions during a calendar year beginning on and after January 1, 1987, shall not be adjusted under Section 415(d) of the Code, except that effective January 1, 1996, the $7,000 limitation on a Participant's Pre-Tax Contributions during a calendar year is increased to $7,500; effective January 1, 1998, the $7,500 limitation on a Participant's Pre-Tax Contributions during a calendar year is increased to $8,000; effective January 1, 2009, the $8,000 limitation on a Participant's Pre-Tax Contributions during a calendar year is increased to $9,000; effective January 1, 2011, the $9,000 limitation on a Participant's Pre-Tax Contributions during a calendar year is increased to $10,000; and effective January 1, 2013, the $10,000 limitation on a Participant's Pre-Tax Contributions during a calendar year is increased to $12,000; provided that for calendar years beginning prior to January 1, 2009, a Participant's Pre-Tax Contributions shall not exceed 10% of his Compensation for the calendar year. Notwithstanding the above, if a Participant also contributes to an individual retirement account qualified under Section 1165 of the PR Code (hereinafter referred to as a PR IRA), the maximum amount of such Participant's Pre-Tax Contributions during a calendar year may not exceed the difference, if any, between the amount allowable as a Pre-Tax Contribution up to the limits described in this Section 3.04 and the contribution made by the PR IRA by the Participant, up to the limits prescribed under the PR Code for such contributions, excluding any contribution to the PR IRA attributable to the spouse of a married Participant living with such spouse.

Executed this 31st day of December 2008.

CONAGRA FOODS, INC.

By: ______________________

Pete Perez
EVP, Human Resources

KCP-1634112-1

SIXTEENTH AMENDMENT TO
CONAGRA FOODS, INC. RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2005)

WHEREAS, ConAgra Foods, Inc. (the "Sponsor") maintains the ConAgra Foods, Inc. Retirement Income Savings Plan for Hourly Rate Production Employees; (the "Plan");

WHEREAS, the Sponsor has the authority to amend the Plan from time to time in its discretion by execution of the amendment by a Committee member; and

WHEREAS, Sponsor now desires to amend the Plan in the manner set forth below.

NOW, THEREFORE, the Plan is amended as follows:

(A) Section 1.10 is amended in its entirety as follows:

Section 1.10 – "Committee" means the ConAgra Foods Employee Benefits Administrative Committee.

(B) Section 7.01 is amended in its entirety as follows:

Section 7.01 - Allocation of Responsibility The Trustee, the ConAgra Foods Employee Benefits Investment Committee, and the Committee shall be named fiduciaries. The ConAgra Foods Employee Benefits Investment Committee shall be responsible for all fiduciary functions related to the investment of the Plan's assets. The ConAgra Foods Employee Benefits Investment Committee shall be the Corporate Treasurer, Controller and Senior Risk Officer of the Sponsoring Employer. The Committee shall be responsible for the administration of the Plan as set forth in Section 7.02.

Each person employed by the Plan and each investment manager shall be entitled to receive reasonable compensation for services rendered and to payment from the trust fund. No person receiving full-time pay from any employer or association of employers whose employees are Participants shall receive compensation from the Plan except for reimbursement of proper expenses.

(C) Section 7.04 is amended in its entirety to read as follows:

Section 7.04 - Plan Administrator The general administration of the Plan and the responsibility for carrying out its provisions shall be placed in the Plan Administrator. The Plan Administrator shall be the Committee. The Committee's members shall be appointed by the Senior Human Resources Corporate Officer of the Sponsoring Employer and shall serve at such officer's discretion. An appointed member of the Committee may resign by notice, in writing, delivered to the Senior Human Resources Corporate Officer of the Sponsoring Employer, such resignation to become effective no earlier than the date of the written notice.

A member of the Committee may be removed by the Senior Human Resources Corporate Officer of the Sponsoring Employer by delivery of written notice of removal effective as of the date specified thereon or upon delivery to the member of the Committee if no date is specified.

Upon resignation or removal of a member of the Committee, the Senior Human Resources Corporate Officer of the Sponsoring Employer may appoint a successor, in writing.

(D) Section 9.01 is amended in its entirety as follows:

Section 9.01 - Amendment The Sponsoring Employer reserves the right, at any time, to amend, in whole or in part, any or all of the provisions of the Plan, including specifically the right to make any such amendment effective retroactively, if necessary, to bring the Plan into conformity with any governmental regulations which must be complied with so that the Plan and Trust Fund shall qualify under Sections 401(a), 401(k) and 401(m) of the Code and Section 4975(e)(7) of the Code, as applicable. The procedure for the Sponsoring Employer to amend the Plan is approval of the amendment by the Senior Human Resources Corporate Officer. No amendment shall make it possible for the Trust assets to be used for or diverted to purposes other than the exclusive benefit of Participants and their Beneficiaries or defraying reasonable administrative expenses.

Any amendment which modifies the vesting provisions of the Plan shall either (i) provide for a rate of vesting which is more rapid than the vesting schedule previously in effect, or (ii) provide that a Participant who has been credited with at least 3 years of Service may elect, in writing, to remain under the vesting schedule in effect prior to the amendment. Such election must be made in writing within 60 days after the latest of (a) adoption of the amendment, (b) the effective date of the amendment, or (c) issuance by the Sponsoring Employer or Plan Administrator of written notice of the amendment. No amendment shall reduce an accrued benefit of a Participant or eliminate or reduce an early retirement benefit or a retirement-type subsidy or eliminate an optional form of benefit within the meaning of Section 411(d)(6) of the Code.

IN WITNESS WHEREOF, this Amendment has been adopted as of May 20TH, 2008.

CONAGRA FOODS, INC.

By: [signature]
Pete Perez, EVP, Human Resources

SUMMARY OF THE CHANGES
CONTAINED IN SIXTEENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2005)

(A) Section 1.10 is amended to provide that references in the Plan to the "Committee" refer to ConAgra Foods Employee Benefits Administrative Committee.

(B) Section 7.01 is amended to reflect the fiduciary structure changes implemented by the HR Committee of the Board of Directors.

(C) Section 7.04 is amended to reflect the fiduciary structure changes implemented by the HR Committee of the Board of Directors.

(D) Section 9.01 is amended to allow the Senior HR Corporate Officer to execute amendments to the Plan.

SEVENTEENTH AMENDMENT TO
CONAGRA FOODS, INC. RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2005)

WHEREAS, ConAgra Foods, Inc. (the "Sponsor") maintains the ConAgra Foods, Inc. Retirement Income Savings Plan for Hourly Rate Production Employees; (the "Plan");

WHEREAS, the Sponsor has the authority to amend the Plan from time to time in its discretion by execution of the amendment by the Senior Human Resources Corporation Officer; and

WHEREAS, the Sponsor is entering into a transaction relating to Gavilon, LLC that will close on the "Closing Date" pursuant to the Contribution and Equity Interest Purchase Agreement by and among ConAgra Foods, Inc., ConAgra Foods Food Ingredients Company, Inc., Freebird I, LLC, Freebird II, LLC, Gavilon Holdings, LLC (f/k/a Freebird Holdings, LLC) and Gavilon Intermediate Holdings, LLC (f/k/a Freebird Intermediate Holdings, LLC) (Freebird and Gavilon entities shall be hereinafter "Gavilon") dated March 27, 2008, as amended (the "Freebird Agreement"); and

WHEREAS, initial capitalized terms not otherwise defined herein shall have the meaning ascribed to such terms in the Freebird Agreement or the Plan, as applicable; and

WHEREAS, Sponsor now desires to amend the Plan in the manner set forth below.

NOW, THEREFORE, the Plan is amended by adding the following Supplement FB thereto:

SUPPLEMENT FB

CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES

Effective as of the Closing Date, the terms of the Plan as applied to the Freebird Transferred Employees shall be revised as follows:

Plan Section

1.08A <u>**Closing Date**</u> means the "Closing Date" as defined by the Contribution and Equity Interest Purchase Agreement by and among ConAgra Foods, Inc., ConAgra Foods Food Ingredients Company, Inc., Freebird I, LLC, Freebird II, LLC, Freebird Holdings, LLC and Freebird Intermediate Holdings LLC dated March 27, 2008.

1.20A <u>**Freebird Transferred Employee**</u> means an individual who: (1) is a Participant in the Plan on the day before the Closing Date, (2) was employed by the Employer on the day before the Closing Date, (3) whose Employer ceases to be an Affiliate as a result of the transaction contemplated by the Contribution and Equity Interest Purchase Agreement by and among ConAgra Foods, Inc., ConAgra Foods Food Ingredients Company, Inc., Freebird I, LLC, Freebird II, LLC, Freebird Holdings, LLC and Freebird Intermediate Holdings, LLC dated March 27, 2008, as of the Closing Date, and (4) is an eligible employee under the Gavilon Plan as of the Closing Date.

1.20B **Gavilon Plan** means the Gavilon 401(k) Plan for Salaried and Hourly Employees or the Gavilon 401(k) Plan for Union Employees, as applicable based on a Freebird Transferred Employee's eligibility for either or both plans.

5.02(b) Participants who are Freebird Transferred Employees shall be fully vested in their Accounts under the Plan as of the Closing Date. The full value of such Accounts, and the related obligations, shall be transferred to the Gavilon Plan as of the Closing Date pursuant to Section 11.01. The cessation as of the Closing Date of each Freebird Transferred Employee's Employer being an Affiliate will not result in the Freebird Transferred Employees being entitled to distribution.

5.07 Effective as of the Closing Date, the provisions of Section 5.07 shall be applied to Freebird Transferred Employees as if their Employer had not ceased to be an Affiliate.

6.06 Effective as of the Closing Date, payments of loan principal and interest made by Freebird Transferred Employees shall be credited to such Freebird Transferred Employees' accounts under the Gavilon Plan such payments shall be applied to reduce the outstanding balance when the outstanding loan is transferred along with such Freebird Transferred Employees' account pursuant to Section 11.01.

6.07 Effective as of the Closing Date, the provisions of Section 6.07 shall be applied to Freebird Transferred Employees as if their Employer had not ceased to be an Affiliate.

11.01 As of the Closing Date, the interest of each Freebird Transferred Employee (including outstanding loans receivable credited to each Freebird Transferred Employee whose account is transferred pursuant to this paragraph) shall be transferred pursuant to Code Section 414(l) to the corresponding accounts in the Gavilon Plan.

IN WITNESS WHEREOF, this Amendment has been adopted as of June 18th, 2008.

CONAGRA FOODS, INC.

By: ______________________

Pete Perez
EVP, Human Resources

STLD01-1418953-5

SUMMARY OF THE CHANGES
CONTAINED IN SEVENTEENTH AMENDMENT
TO THE
CONAGRA FOODS RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2005)

Supplement FB is added to the Plan to reflect the appropriate plan provisions with regard to the Freebird Transferred Employees.

EIGHTEENTH AMENDMENT TO
CONAGRA FOODS, INC. RETIREMENT INCOME SAVINGS PLAN
FOR HOURLY RATE PRODUCTION EMPLOYEES
(Amended and Restated Effective January 1, 2005)

WHEREAS, ConAgra Foods, Inc. (the "Sponsor") maintains the ConAgra Foods, Inc. Retirement Income Savings Plan for Hourly Rate Production Employees (the "Plan");

WHEREAS, the Sponsor has the authority to amend the Plan from time to time in its discretion by execution of the amendment by a Committee member; and

WHEREAS, Sponsor now desires to amend the Plan in the manner set forth below effective January 1, 2008 or as otherwise provided herein.

NOW, THEREFORE, the Plan is amended as follows:

1. Effective December 31, 2008, the portion of the Watts Bros. 401(k) Plan (the "Watts Plan") attributable to any hourly employees and former hourly employees in the Watts Plan shall be merged into this Plan, with this Plan being the surviving plan, provided that the merger be accomplished in a manner so that each such participant, would, if the CRISP then terminated, receive a benefit immediately after the merger which is equal to or greater than the benefit the participant would have been entitled to receive immediately before the merger, if the Watts Plan had then terminated

2. Section 1.37 of the Plan is amended to read as follows, effective for limitation years beginning on or after July 1, 2007:

Section 1.37 "Section 415 Compensation" A Participant's Section 415 compensation includes all items of remuneration described in Treasury Regulation Section 1.415(c)-2(b), but excludes the items of remuneration described in Treasury Regulation Section 1.415(c)-2(c). Section 415 compensation shall also include cash compensation not currently includible in the Participant's gross income by reason of the application of Code Sections 125, 129, 401(k) and 132(f)(4). No amount in excess of the applicable dollar limit under Section 401(a)(17) of any Accounting Year shall be treated as Section 415 Compensation for purposes of this Plan. Payments made by the later of (i) 2½ months after severance from employment (as defined in Treasury Regulation Section 1.415(a)-1(f)(5)) with the Employer or (ii) the end of the limitation year that includes such date of severance shall be included in Section 415 Compensation if they are payments that, absent a severance from employment, would have been paid to the Participant while the Participant continued in employment with the Employer and are regular compensation for services during the Participant's regular working hours, compensation for services outside the Participant's regular working hours (such as overtime or shift differentials), commissions, bonuses, or other similar compensation, and payments for accrued bona fide sick, vacation or other leave, but only if the Participant would have been able to use the leave if employment had continued. Any payments not described above are not considered Section 415 Compensation if paid after severance from employment, even if they are paid within 2½ months following severance from employment or by the end of the applicable limitation year, except for payments to an individual who does not currently perform services for the Employer by reason of qualified military service (within the meaning of Section 414(u) of the Code) to the extent these payments do not exceed the amounts the individual would have received if the individual had continued to perform services for the Employer rather than entering qualified military service.

3. Section 3.01 of the Plan is amended to read as follows:

Section 3.01 – Employee Contributions Each Eligible Employee who is not included in a unit of collective bargaining will automatically become a Participant in this Plan and shall be deemed to have elected to make Pre-Tax Contributions equal to 3% of such Eligible Employee's Compensation for the Accounting Year by payroll deduction. In addition, at the time an Eligible Employee becomes eligible to participate in the Plan, he may specify, pursuant to the enrollment procedures established by the Committee, either the rate of Pre-Tax Contributions and/or After-Tax Contributions he wants to make, by payroll deduction in accordance with Section 3.01(a) and Section 3.01(b) below or whether he chooses to decline participation in the Plan. Employee contributions shall be transmitted by the Employer to the Trustee as soon as reasonably practicable after each withholding (but in no event later than the 15th day of the month following the month in which such withholding was made).

4. Section 5.04(vi) of the Plan is amended to read as follows:

(vi) A joint and survivor annuity providing monthly payments for the life of the Participant with monthly payments of (x) the same amount, (y) 50% of the amount, or (z) 75% of the amount to the Participant's Spouse or other Beneficiary for their life.

5. The language set forth in Section 5.04, as amended by the Seventh Amendment to the Plan dated October 1, 2004, is hereby amended to read as follows:

An election by a married Participant who is included in a unit of collective bargaining to have benefits paid in a form other than described in subparagraph (vi) above, with his Spouse as Beneficiary, shall be effective only with the written consent of the Participant's Spouse to the specific form of payment elected and, if applicable, to a nonspouse Beneficiary. Such consent shall be obtained within 90 days prior to the Annuity Start Date; acknowledging the effect of the consent; and be witnessed by a notary public.

An election pursuant to this Section may be revoked in its entirety at any time prior to the Annuity Starting Date. After the revocation, the Participant may make another election in the form and manner described in this Section. In the event no election is made and the Participant is married as of his Annuity Start Date, his benefit shall be paid as a 50% joint and survivor annuity with the Spouse as the Beneficiary. In all other instances where no effective election is made, benefits shall be paid as provided in subparagraph (vi) above.

Notwithstanding the foregoing, consent of the Spouse shall not be required if it is established to the satisfaction of a plan representative that there is no spouse or that the spouse cannot be located. If the Spouse is legally incompetent to give consent, the Spouse's legal guardian, even if the guardian is the Participant, may give consent. Also, if the Participant is legally separated or the Participant has been abandoned (within the meaning of local law) and the Participant has a court order to such effect, spousal consent is not required unless a qualified domestic relations order provides otherwise.

6. Section 6.08 of the Plan is amended to read as follows:

Section 6.08 - Loan Application Procedure

Applications for loans must be made to the Plan Administrator in writing. The application must state the loan amount requested, the purpose of the loan, the term over which the loan is to be repaid, and other information as the Plan Administrator may, in its discretion, request. An application by a married Participant must contain the written consent of the Participant's Spouse to the loan and the consent shall be witnessed by a notary public. The loan application will also be accompanied by a signed promissory note and the other documents necessary to complete the processing of the loan. Loans may be granted for the purchase of a primary residence, to pay for college education expenses of a dependent child, to pay for emergency medical expenses of the Participant, Spouse or dependent child or for any other purpose for which financial institutions commonly grant loans and which is approved by the Plan Administrator. In no event will a loan be granted to allow the Participant to purchase common stock or other equity investments. Upon receipt of a completed loan application, the Plan Administrator, or its designee, will approve or deny the loan application based upon the conditions described in this Article and other standards the Plan Administrator may prescribe, applied uniformly and without discrimination among all applicants. The Plan Administrator, or its designee, shall notify the applicant of approval or denial of the loan. A reasonable and uniform fee may be imposed for the processing of a loan application and/or administration of a loan by the Plan.

7. Section 7.01 is amended to read as follows:

7.01 Allocation of Responsibility. The Trustee, the ConAgra Foods Employee Benefits Investment Committee (the "Investment Committee") and the Committee shall be named fiduciaries. The Committee shall be responsible for the administration of the Plan as set forth in Section 7.02 and the Investment Committee shall be responsible for all fiduciary functions related to the investment of the Plan's assets. The Committee shall consist of those individuals appointed by the Senior Human Resources Corporate Officer of ConAgra Foods, Inc. ("HR Officer"). The HR Officer may appoint and remove members of the Committee by providing advance written notice to the individual. Members of the Committee may resign by providing advance written notice to the HR Officer, and such resignation shall become effective no earlier than the date of the written notice. A member of the Committee may be removed by the HR Officer by delivery of notice of removal effective as of the date specified thereon or upon delivery to the member of the Committee if no date is specified. Upon resignation or removal of a member of the Committee the HR Officer may appoint a successor, in writing. The Investment Committee shall consist of the Corporate Treasurer, the Corporate Controller and the Senior Corporate Risk Officer of ConAgra Foods, Inc.

Each person employed by the Plan and each investment manager shall be entitled to receive reasonable compensation for services rendered and to payment from the trust fund. No person receiving full-time pay from any employer or association of employers whose employees are

Participants shall receive compensation from the Plan, except for reimbursement of proper expenses.

8. Section 7.02 is amended to read as follows:

7.02 Powers and Duties of the Committees. The Plan shall be administered by the Committee.

The Committee shall have full and complete authority, responsibility and control over the management, administration and operation of the Plan and Trust fund, including, but not limited to, the sole and absolute discretion to: (i) construe and interpret the Plan; (ii) decide all questions of eligibility to participate in the Plan; (iii) determine the amount, manner and time of payment of any benefits to any Participant, Beneficiary or other person, such constructions, interpretations, decisions, and determinations to be conclusive and binding. Benefits under this Plan will be paid only if the Committee decides in its discretion that the applicant is entitled to them.

Any person claiming a Plan benefit must promptly furnish the Committee or its designated agent any necessary documents, evidence or information. Such person must sign any documents the Committee or its designated agent may reasonably require before any Plan benefits are paid.

The Investment Committee shall manage the investments of the Plan. The Investment Committee's duties, responsibilities and authority shall include the investment structure of the Plan, selecting and monitoring Plan investments, selecting and monitoring any investment managers and developing an investment policy statement.

The Committee and the Investment Committee shall adopt rules governing their procedures, including a charter.

Notwithstanding any other provisions of the Plan, any action, determination or notice required of the Committee or Investment Committee may be done by its designee.

9. Section 3.09 of Supplement BV is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

10. Section 3.02 of Supplement CB is amended to read as follows effective January 1, 2009:

3.02 **Employer Contributions** - The Employer shall make Matching Contributions equal to 20% of each eligible Participant's Pre-Tax Contributions and Roth Contributions for each pay period, and the Matching Percentage shall be applied to Pre-Tax and Roth Contributions that do not exceed 5% of his Compensation for the applicable pay period.

11. Section 3.09 of Supplement CB is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

12. Section 3.01(a) of Supplement GA is amended to read as follows:

3.01(a) **Mandatory Contributions** - Effective January 1, 2009, a Participant will not be required to make a Mandatory Contribution to the Plan.

13. Section 3.01(b) of Supplement GA is amended to read as follows:

3.01(b) **Pre-Tax Contributions** - For each Accounting Year, a Participant may make Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments.

14. Section 3.02 of Supplement GA is amended to read as follows effective January 1, 2009:

3.02 **Employer Contributions** - For each Eligible Employee who is not included in a unit of collective bargaining, the Employer shall make Matching Contributions equal to 40% of each eligible Participant's Pre-Tax Contributions and Roth Contributions for each pay period, and the Matching Percentage shall be applied to Pre-Tax and Roth Contributions that do not exceed 4% of his Compensation for the applicable pay period.

For each Eligible Employee who is included in a unit of collective bargaining, the Employer shall make Matching Contributions equal to 40% of each eligible Participant's Pre-Tax Contributions for each pay period, and the Matching Percentage shall be applied to Pre-Tax Contributions that do not exceed 4% of his Compensation for the applicable pay period.

15. Section 3.09 of Supplement GA is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

16. Section 3.02 of Supplement GB is amended to read as follows effective January 1, 2009:

3.02 **Employer Contributions** - For each Eligible Employee who is not included in a unit of collective bargaining, the Employer shall make Matching Contributions equal to 40% of each eligible Participant's Pre-Tax Contributions and Roth Contributions for each pay period, and the

Matching Percentage shall be applied to Pre-Tax and Roth Contributions that do not exceed 4% of his Compensation for the applicable pay period.

For each Eligible Employee who is included in a unit of collective bargaining, the Employer shall make Matching Contributions equal to 40% of each eligible Participant's Pre-Tax Contributions for each pay period, and the Matching Percentage shall be applied to Pre-Tax Contributions that do not exceed 4% of his Compensation for the applicable pay period.

17. Section 3.09 is of Supplement GB is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

18. Section 3.01(a) of Supplement GD is amended to read as follows:

3.01(a) **Mandatory Contributions** - Effective January 1, 2009, a Participant will not be required to make a Mandatory Contribution to the Plan.

19. Section 3.01(b) of Supplement GD is amended to read as follows:

3.01(b) **Pre-Tax Contributions** - For each Accounting Year, a Participant may make Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments.

20. Section 3.02 of Supplement GD is amended to read as follows effective January 1, 2009:

3.02 **Employer Contributions** - The Employer shall make Matching Contributions equal to 40% of each eligible Participant's Pre-Tax Contributions and Roth Contributions for each pay period, and the Matching Percentage shall be applied to Pre-Tax and Roth Contributions that do not exceed 4% of his Compensation for the applicable pay period.

21. Section 3.09 of Supplement GD is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

22. Section 3.09 of Supplement GG is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

23. Section 3.02 of Supplement GU is amended to read as follows effective January 1, 2009:

3.02 **Employer Contributions** - The Employer shall make matching contributions equal to 50% of each eligible Participant's Pre-Tax Contributions for each pay period, and the Matching Percentage shall be applied to Pre-Tax Contributions that do not exceed 4% of his Compensation for the applicable pay period.

24. Section 3.09 of Supplement GU is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

25. Section 1.13 of Supplement HL is amended by adding the following at the end thereof:

Effective May 1, 2008, those hourly Employees employed at the Watts Bros. Farms locations at Kennewick, Washington, Paterson, Washington and Boardman, Washington.

26. Section 1.38 of Supplement HL is amended by adding the following at the end thereof:

For Employees at the Watts Bros. Farms locations at Kennewick, Washington, Paterson, Washington, and Boardman, Washington, who became covered under this Supplement on May 1, 2008, Service shall include employment with Watts Bros. Farms prior to such date.

27. Section 3.02 of Supplement HL is amended to read as follows effective January 1, 2009:

3.02 **Employer Contributions** - The Employer shall make Matching Contributions equal to 50% of each eligible Participant's Pre-Tax Contributions and Roth Contributions for each pay period, and the Matching Percentage shall be applied to Pre-Tax and Roth Contributions that do not exceed 6% of his Compensation for the applicable pay period.

28. Section 3.09 of Supplement HU is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

29. Section 3.01(a) of Supplement JB is amended to read as follows:

3.01(a) **Mandatory Contributions** - Effective January 1, 2009, a Participant will not be required to make a Mandatory Contribution to the Plan.

30. Section 3.01(b) of Supplement JB is amended to read as follows:

3.01(b) **Pre-Tax Contributions** - For each Accounting Year, a Participant may make Pre-Tax Contributions of not less than 1% nor more than 10% of his Compensation for the Accounting Year in 1% increments.

31. Section 3.02 of Supplement JB is amended to read as follows effective January 1, 2009:

3.02 **Employer Contributions**- **Basic Matching Contribution** - The Employer shall make Matching Contributions equal to 50% of each eligible Participant's Pre-Tax Contributions for each pay period, and the Matching Percentage shall be applied to Pre-Tax Contributions that do not exceed 4% of his Compensation for the applicable pay period.

32. Section 3.09 of Supplement JB is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

33. Section 3.01(a) of Supplement ML is amended to read as follows:

3.01(a) **Mandatory Contributions** - Effective January 1, 2009, a Participant will not be required to make a Mandatory Contribution to the Plan.

34. Section 3.01(b) of Supplement ML is amended to read as follows:

3.01(b) **Pre-Tax Contributions** - For each Accounting Year, a Participant may make Pre-Tax Contributions of not less than 1% nor more than 16% of his Compensation, excluding productivity bonus, for the Accounting Year in 1% increments. A Participant may make Pre-Tax Contributions of up to 100% of his productivity bonus for an Accounting Year.

35. Section 3.02 of Supplement ML is amended to read as follows effective January 1, 2009:

3.02 **Employer Contributions**- The Employer shall make Matching Contributions equal to 40% of each eligible Participant's Pre-Tax Contributions for each pay period, and the matching percentage shall be applied to Pre-Tax Contributions that do not exceed 4% of his Compensation for the applicable pay period, excluding bonus, and 40% of each Participant's voluntary Pre-Tax Contribution of his productivity bonus, up to 4% of such bonus.

36. Section 3.09 of Supplement ML is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

37. Section 3.09 of Supplement QL is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

38. Section 3.02 of Supplement RM is amended to read as follows effective January 1, 2009:

3.02 **Employer Contributions**- For each Eligible Employee who is not included in a unit of collective bargaining, the Employer shall make Matching Contributions equal to 66 2/3% of each eligible Participant's Pre-Tax Contributions, Roth Contributions and After-Tax Contributions for each pay period, and the matching percentage shall be applied to Pre-Tax, Roth and After-Tax Contributions that do not exceed 6% of his Compensation for the applicable pay period.

For each Eligible Employee who is included in a unit of collective bargaining, the Employer shall make Matching Contributions equal to 66 2/3% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions for each pay period, and the matching percentage shall be applied to Pre-Tax and After-Tax Contributions that do not exceed 6% of his Compensation for the applicable pay period.

39. Section 3.02(b) of Supplement RN is deleted.

40. Section 3.02(c) of Supplement RN is amended by adding the following at the end thereof:

Notwithstanding the foregoing, any contribution that would otherwise be paid for the calendar quarter ending September 30, 2008, shall not be contributed to the Plan and to the extent paid to Participants in cash shall not be considered Compensation for purposes of this Plan.

41. Section 5.02 of Supplement RN is added to read as follows:

5.02 Notwithstanding the foregoing, any Participant who terminated employment with the Employer on or after September 15, 2008 as a result of the sale of Knotts Berry Farm Foods shall be fully vested in their Accounts regardless of their years of Service, effective September 15, 2008.

42. Section 1.13 of Supplement RR is amended by adding the following as subsection (o):

(o) effective March 1, 2008, those Employees employed at the Employer's Quincy, Michigan facility (previously covered under Supplement VE).

43. Section 3.02 of Supplement RR is amended to read as follows effective January 1, 2009:

3.02 **__Employer Contributions__** - The Employer shall make Matching Contributions equal to 50% of each eligible Participant's Pre-Tax Contributions, Roth Contributions and After-Tax Contributions for each pay period, and the matching percentage shall be applied to Pre-Tax, Roth and After-Tax Contributions that do not exceed 6% of his Compensation for the applicable pay period.

44. Section 3.09 of Supplement RU is amended to read as follows:

3.09 **__Rollover Contributions__** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

45. Section 3.01(a) of Supplement RW is amended to read as follows:

3.01(a) **__Mandatory Contributions__** - Effective January 1, 2009, a Participant will not be required to make a Mandatory Contribution to the Plan.

46. Section 3.01(b) of Supplement RW is amended to read as follows:

3.01(b) **__Pre-Tax Contributions__** - For each Accounting Year, a Participant who is not a Highly Compensated Employee may make Pre-Tax Contributions and Roth Contributions of not less than 1% nor more than 25% of his Compensation for the Accounting Year in 1% increments; provided, however, that in no event shall the sum of such Participant's Pre-Tax Contributions, Roth Contributions and After-Tax Contributions exceed 35% of his Compensation for the Accounting Year.

For each Accounting Year a Participant who is a Highly Compensated Employee may make voluntary Pre-Tax Contributions and Roth Contributions of not less than 1% nor more than 15% of his Compensation for the Accounting Year in 1% increments; provided, however, that in no event shall the sum of such Participant's Pre-Tax Contributions, Roth Contributions and After-Tax Contributions exceed 25% of his Compensation for the Accounting Year.

47. Section 3.02 of Supplement RW is amended to read as follows effective January 1, 2009:

3.02 **Employer Contributions**- The Employer shall make contributions under the terms and conditions described below:

Basic Matching Contribution - For each Eligible Employee who is not included in a unit of collective bargaining, the Employer shall make Matching Contributions equal to 50% of each eligible Participant's Pre-Tax Contributions, Roth Contributions and After-Tax Contributions for each pay period, and the matching percentage shall be applied to Pre-Tax, Roth and After-Tax Contributions that do not exceed 6% of his Compensation for the applicable pay period.

For each Eligible Employee who is included in a unit of collective bargaining, the Employer shall make Matching Contributions equal to 50% of each eligible Participant's Pre-Tax Contributions and After-Tax Contributions for each pay period, and the matching percentage shall be applied to Pre-Tax and After-Tax Contributions that do not exceed 6% of his Compensation for the applicable pay period.

Company Contribution – The Employer shall make a Contribution equal to 2% of a Participant's Compensation, regardless of whether the Participant has made Pre-Tax Contributions, Roth Contributions or After-Tax Contributions to the Plan.

Profit Sharing Contribution – In addition to the Company Contribution the Employer shall make a Contribution equal to 1%, 2%, 3%, 4% or 5% of a Participant's Compensation, regardless of whether the Participant has made Pre-Tax Contributions, Roth Contributions, or After-Tax Contributions to the Plan. The amount of the Profit Sharing Contribution shall be determined by the Sponsoring Employer depending on the Company's profitability for the preceding fiscal year. A Participant who is employed by an Employer on the last day of the Sponsoring Employer's fiscal Year; a Participant who terminates employment during the Accounting Year after attaining age 55 and having at least 10 years of Service; or a participant who terminates employment during the Accounting Year due to Total and Permanent Disability shall be eligible for the Profit Sharing Contribution described in this Section.

48. Section 3.02 of Supplement VC is amended to read as follows effective January 1, 2009:

3.02 **Employer Contributions** – For each Employee who is not included in a unit of collective bargaining, the Employer shall make Matching Contributions equal to 50% of each eligible Participant's Pre-Tax Contributions and Roth Contributions for each pay period, and the matching percentage shall be applied to Pre-Tax and Roth Contributions that do not exceed 6% of his Compensation for the applicable pay period.

For each Eligible Employee who is included in a unit of collective bargaining, the Employer shall make Matching Contributions equal to 50% of each eligible Participant's Pre-Tax Contributions for each pay period, and the matching percentage shall be applied to Pre-Tax Contributions that do not exceed 6% of his Compensation for the applicable pay period.

49. Section 3.09 of Supplement VC is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

50. Section 1.13 of Supplement VE is amended to read as follows:

1.13 **Employee** – Those Employees employed at the Employer's Armour Swift-Eckrich facility in Quincy, Michigan and are included in a collective bargaining unit with The United Foods and Commercial Workers, and effective June 1, 1997, those Employees employed at the Employer's Armour Swift-Eckrich facility in Quincy, Michigan and are included in a collective bargaining unit with the International Brotherhood of Teamsters, and effective October 1, 2001, those Employees employed at the Employer's International Home Foods facility in Fort Worth, Texas who are included in a unit of collective bargaining, and effective September 1, 2008, those Employees employed at the Employer's Russellville, Arkansas facility.

51. Section 3.02 of Supplement VE is amended to read as follows:

3.02 **Employer Contributions**- For each Eligible Employee who is not included in a unit of collective bargaining, the Employer shall make Matching Contributions equal to 40% of each eligible Participant's Pre-Tax Contributions and Roth Contributions for each pay period, and the matching percentage shall be applied to Pre-Tax and Roth Contributions that do not exceed 4% of his Compensation for the applicable pay period.

For each Eligible Employee who is included in a unit of collective bargaining, the Employer shall make Matching Contributions equal to 40% of each eligible Participant's Pre-Tax Contributions for each pay period, and the matching percentage shall be applied to Pre-Tax Contributions that do not exceed 4% of his Compensation for the applicable pay period.

52. Section 3.09 of Supplement VE is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

53. Section 3.01(a) of Supplement WA is amended to read as follows:

3.01(a) **Mandatory Contributions** - Effective January 1, 2009, a Participant will not be required to make a Mandatory Contribution to the Plan.

54. Section 3.01(b) of Supplement WA is amended to read as follows:

3.01(b) **Pre-Tax Contributions** For each Accounting Year, a Participant who is may make Pre-Tax Contributions of not less than 1% nor more than 16% of his Compensation for the Accounting Year in 1% increments; provided, however, that in no event shall the sum of such Participant's Pre-Tax Contributions and Roth Contributions exceed 16% of his Compensation for the Accounting Year.

55. Section 3.02 of Supplement WA is amended to read as follows effective January 1, 2009:

3.02 **Employer Contributions** - The Employer shall make contributions under the terms and conditions described below.

Basic Matching Contribution - For each Eligible Employee who is not included in a unit of collective bargaining, the Employer shall make Matching Contributions equal to 10% of each eligible Participant's Pre-Tax Contributions and Roth Contributions for each pay period, and the matching percentage shall be applied to Pre-Tax and Roth Contributions that do not exceed 4% of his Compensation for the applicable pay period.

For each Eligible Employee who is included in a unit of collective bargaining, the Employer shall make Matching Contributions equal to 10% of each eligible Participant's Pre-Tax Contributions and Roth Contributions for each pay period, and the matching percentage shall be applied to Pre-Tax and Roth Contributions that do not exceed 4% of his Compensation for the applicable pay period.

56. Section 3.09 of Supplement WA is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

57. Section 3.09 of Supplement YA is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

58. Schedule A of Supplement YA is amended by adding the following at the end thereof:

Effective March 8, 2008, those Employees employed at the Carol Stream, Illinois facility are no longer covered by this Supplement YA and will be covered under Supplement VE.

Effective September 1, 2008, those Employees employed at the Russellville, Arkansas facility are no longer covered by this Supplement YA and will be covered under Supplement VE.

59. Section 3.09 of Supplement YB is amended to read as follows:

3.09 **Rollover Contributions** - The provisions of Section 3.09 will apply; however, no rollover or transfer contributions of after-tax amounts shall be accepted.

IN WITNESS WHEREOF, this Amendment has been adopted this 31st day of December, 2008.

CONAGRA FOODS, INC.

By: ______________________
Pete Perez
EVP, Human Resources